SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of March 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG GeoConsulting Awarded Multi-Year Integrated Geoscience Study by Kuwait Gulf Oil Company

Paris, France – March 30, 2017

CGG announced today that it has been awarded a multi-year integrated geoscience study by Kuwait Gulf Oil Company (KGOC) to identify resource growth potential in the onshore Partitioned Zone (PZ).

The geoscience study will be conducted by CGG GeoConsulting and, importantly, involve KGOC geoscience experts embedded in the project team.

The combined team will work together to integrate recently acquired and processed 3D seismic data covering the entire PZ together with multiple geological, petrophysical and production data sets in order to deliver a robust portfolio of exploration prospects and asset development infill opportunities. In addition, the final geologic and seismic interpretations and data will form a consistent and continuous PZ-wide reference study for KGOC with detailed subsets for each producing field.

Mohammad Al-Haimer, Director for Exploration Project Kuwait, KGOC, said: “We are pleased to work with CGG on this prestigious and highly important project for KGOC. We were impressed with their in-house integrated geoscience capabilities, their experience in performing similar studies for NOC’s and IOC’s around the world, and the depth of knowledge that we expect CGG will bring to this project. We look forward to working closely with CGG and together identifying the resource growth potential of the PZ onshore.”

Sophie Zurquiyah, COO, CGG, said: “We are honored to have been selected by KGOC to undertake this high-profile integrated study. It will draw upon the recognized expertise, capabilities and know-how of our GeoConsulting team who have considerable experience in performing large exploration- and reservoir characterization-scale studies integrating many complex geoscience data sets. We look forward to this opportunity to showcase the full range of our geoscience services, from geological control through rock physics and seismic inversion to prospect identification and production attribute analysis. We are confident that our support will deliver insight and value to KGOC to help it achieve its business objectives.”

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO